[redacted]

14048808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Research Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 East Ninth Street, Suite 2700
(No. and Street)

Cleveland Research Company, LLC	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Bosshard (216) 649-7250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 West Jackson Blvd., 20th Floor	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric Bosshard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Research Company, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGAN BOX
NOTARY PUBLIC
STATE OF OHIO
My Comm. Expires October 11, 2015

MEGAN BOX NOTARY PUBLIC, STATE OF OHIO

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

GrantThornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Cleveland Research Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cleveland Research Company, LLC and Subsidiaries (the Company), an Ohio corporation, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Cleveland Research Company, LLC and Subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 28, 2014

Cleveland Research Company, LLC and Subsidiaries
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$15,282,681
Marketable securities, at fair value	55,027
Accounts receivable - trade	1,563,469
Accounts receivable - other	245,614
Prepaid expenses	202,573
Property and equipment, net	517,152
Deposits	15,297
TOTAL ASSETS	$17,881,813

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 130,318
Commissions payable	3,567,731
Distributions payable	3,022,735
Deferred revenue	632,527
Deferred rent	218,036
Total liabilities	7,571,347
Members' equity	10,310,466
TOTAL LIABILITIES AND MEMBERS' EQUITY	$17,881,813

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of Cleveland Research Company, LLC and its two wholly owned subsidiaries, East 9th Management, LLC and East 9th Investments, LLC, which includes its subsidiary, East 9th Fund, LP (collectively referred to as the Company). All intercompany balances and transactions have been eliminated in the consolidation.

Organization

Cleveland Research Company, LLC was organized in the state of Ohio and is an equity research firm that provides services to selected investment firms located throughout the United States. Cleveland Research, LLC is a broker-dealer registered with the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), the state of Ohio, and five other states. Cleveland Research Company, LLC shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement (the Agreement) or involuntarily pursuant to any regulatory action. All voting interests (Class A) of Cleveland Research Company, LLC are owned by Cleveland Research Management Company, LLC (the Parent).

On June 20, 2012, Cleveland Research Company, LLC created East 9th Investments, LLC and East 9th Management, LLC to be formed as wholly-owned subsidiaries under the laws of the state of Delaware. East 9th Investments, LLC was formed to act as the general partner to a privately offered limited partnership called East 9th Fund, LP (the Fund), which began operations in the fourth quarter of 2012. The primary investment objective of the Fund is to generate consistent, positive, absolute returns by making either long or short investments in equity index funds. The limited partners in the Fund are members of the Parent. East 9th Management, LLC was formed to act as investment manager to the Fund and to other clients.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

As of December 31, 2013, the Company's cash accounts, which are substantially all held at two banks, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Marketable Securities Owned

Securities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at quoted market prices.

Short Sales

The Company may sell a security that it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. The Company is also subject to the risk that it may be

unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price. Marketable securities and brokerage cash serve as collateral for the Company's short sales.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a variation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. In the opinion of management at December 31, 2013, all accounts receivable were considered collectible and no allowance was necessary.

Accounting Estimates

Management uses estimates and assumptions in preparing this financial statement in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

Cleveland Research Company, LLC is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code (IRC). Under this election, the income of the Company is taxed directly to its members. Accordingly, the Company records no provision for federal income taxes; however, the Company is liable for certain state and any local income taxes.

The operations of East 9th Management, LLC and East 9th Investments, LLC, single-member limited liability companies with perpetual lives, are disregarded for federal and state income tax filing purposes and reported directly on the return of Cleveland Research Company, LLC.

The operations of East 9th Fund, LP are treated as a partnership, as defined in the IRC. Under this treatment, the income of East 9th Fund, LP is taxed directly to its partners. Accordingly, the Company records no provision for federal income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with U.S. GAAP. As of and during the year ended December 31, 2013, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2010.

NOTE C - ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

In accordance with U.S. GAAP, the Company discloses the fair value of its investments in a hierarchy that provides the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels as follows:

Level 1 - Quoted prices in active markets for identical securities.

Level 2 - Other significant, observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.).

Level 3 - Significant unobservable inputs (including the Company's own assumptions used to determine value).

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. Exchange-traded funds are generally priced at the last reported sales price from a national securities exchange on the day of valuation. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets measured at a fair value comprise the following at December 31, 2013:

	Level 1	Level 2	Level 3
Exchange-traded funds	$55,027	$ -	$ -

The Company did not hold any Level 3 assets during the year. There were no transfers between levels in 2013.

NOTE D - PROPERTY AND EQUIPMENT - NET

Property and equipment are recorded at cost and consist of the following at December 31, 2013:

Furniture and equipment	$ 762,639
Less accumulated depreciation	(245,487)
Property and equipment - net	$ 517,152

NOTE E - COMMITMENTS

The Company leases office space and office equipment under operating leases expiring at various dates through February 2022.

Minimum annual rents under these agreements as of December 31, 2013, are as follows:

Year ending December 31,	
2014	$ 446,156
2015	457,910
2016	442,439
2017	415,298
2018	425,228
Thereafter	1,411,360
Total	$3,598,391

The Company received incentives on its office lease agreements, including a six-month and four-month period of free rent near inception of the leases. In accordance with U.S. GAAP, the Company is required to recognize the lease expense on a straight-line basis over the life of the lease agreements and, accordingly, has included the related incentives of $218,036 in deferred rent at December 31, 2013.

NOTE F - RETIREMENT SAVINGS PLAN

The Company has a profit-sharing 401(k) plan (the Plan) covering substantially all Company employees. Participants become eligible to participate upon being hired may enter the Plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the Plan requires employer matching contributions at 50% of employee salary deferrals up to the first 6% of an employee's salary and allows for a discretionary employer contribution.

NOTE G - MEMBERS' EQUITY

Cleveland Research Company, LLC has two classes of membership interest: voting Class A interests (Class A) and non-voting Class B interests (Class B). The significant features are as follows:

Drag-Along Rights of Class A

If the Class A members of the Company intend to sell their entire interest in the Company to any person, the Class A members must first notify all members of such intended transfer at least 15 days prior to the proposed date of the transaction. The drag-along rights of the Class A members require the Class B members to sell their entire interest on the same terms and conditions as established in the notice.

Tag-Along Rights of Class A

If any Class A member or group of Class A members give notice that they wish to sell more than 50% of the total Class A interests of the Company to one or more third persons, then the Class B members will have the right to sell that number of Class B interests held by the Class B members in the same percentage and on the same terms and conditions as set forth in the notice.

Distributions

The Company is governed by a management committee, which is comprised of members of the Parent. In accordance with the Agreement, the Company is required to distribute, to the extent possible, sufficient cash to its members to pay federal and state income taxes arising from profits of the Company. All distributions other than those for income taxes are at the discretion of the management committee. The Company records the distributions when they are declared by the management committee.

As of December 31, 2013, $1,946,874 is included in distributions payable at December 31, 2013.

The management committee declared an additional discretionary distribution in the amount $1,075,861 to be paid to certain Class A members of the Company. Such amount is also included in distributions payable at December 31, 2013.

NOTE H - NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $7,711,592, which was $7,206,836 in excess of its required net capital of $504,756.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2013, the ratio was 0.98 to 1.

NOTE I - CONSOLIDATED SUBSIDIARIES

Assets and members' equity of East 9th Management, LLC as of December 31, 2013, amounted to $136,949. Assets and members' equity of East 9th Investments, LLC, which include East 9th Fund, LP, as of December 31, 2013, amounted to $20,756.

NOTE J - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold finds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE K - SUBSEQUENT EVENTS

The Company's management has determined that no other material events or transactions occurred subsequent to December 31, 2013 and through February 28, 2014, the date the Company's statement of financial condition was available for issuance that would require adjustments and/or additional disclosures in the Company's financial statement.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2013

Cleveland Research Company, LLC and Subsidiaries
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2013

Net capital	
Total consolidated members' equity from statement of financial condition	$10,310,466
Less non-allowable assets	
Unsecured accounts receivables - trade	(1,243,898)
Accounts receivable - other	(245,614)
Prepaid expenses	(202,573)
Property and equipment - net	(517,152)
Investment in subsidiary	(157,705)
Deposits	(15,297)
Net capital before haircuts on money market funds - subtotal	7,928,227
Haircuts on money market funds	(216,635)
Net capital	$ 7,711,592
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 7,571,347
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	504,756
Minimum required net capital	5,000
Net capital requirement	504,756
Excess net capital	$ 7,206,836
Ratio of aggregate indebtedness to net capital	0.98 to 1

A reconciliation of the computation of net capital under Rule 15c3-1, as included in the Company's unaudited Form X-17a-5 as of December 31, 2013, filed with the U.S. Securities and Exchange Commission, and the amount included in the above computation is not required as there are no audit adjustments that affect net capital.

Cleveland Research Company, LLC and Subsidiaries
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Members
Cleveland Research Company, LLC

In planning and performing our audit of the consolidated financial statements of Cleveland Research Company, LLC and Subsidiaries (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

Grant Thornton

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 28, 2014